Filed Pursuant to Rule 433 Issuer Free Writing Prospectus Dated January 21, 2020 Registration Statement No. 333-234460

Qilian International Holding Group Limited (NYSE Proposed Ticker: QLI) INVESTOR PRESENTATION January 2020

Forwarding - Looking Statements This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . Forward - looking statements give our current expectations or forecasts of future events . You can identify these statements by the fact that they do not relate strictly to historical or current facts . You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus . These statements are likely to address our growth strategy, financial results and product and development programs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : future financial and operating results, including revenues, income, expenditures, cash balances and other financial items ; our ability to execute our growth, and expansion, including our ability to meet our goals ; current and future economic and political conditions ; our ability to compete in an industry with low barriers to entry ; our ability to continue to operate through our VIE structure ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract customers and further enhance our brand recognition ; and our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; our ability to retain the services of Mr . Zhanchang Xin, our chief executive officer ; trends and competition in the Chinese pharmaceutical and chemical industries ; and other assumptions described in this prospectus underlying or relating to any forward - looking statements . We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors . ” We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward - looking statements . Accordingly, you should be careful about relying on any forward - looking statements . Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise . This presentation contains data related to the pharmaceutical and chemical industries in China . These industry data include projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable . The pharmaceutical and chemical industries may not grow at the rate projected by industry data, or at all . The failure of these industries to grow as anticipated is likely to have a material adverse effect on our business and the market price of our ordinary shares . In addition, the rapidly changing nature of the Chinese pharmaceutical and chemical industries subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties . Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions . 2

Offering Summary

Issuer	Qilian International Holding Group Limited
Exchange & Ticker	New York Stock Exchange ("NYSE") American – QLI (subject to approval by NYSE American)
Ordinary Shares Outstanding Prior to the Completion of This Offering	**30,000,000** ordinary shares, par value US$0.00166667 per share ("Ordinary Shares")
Ordinary Shares Offered	**4,000,000** Ordinary Shares and **600,000**, or 15%, additional Ordinary Shares if the underwriters exercise their over-allotment option in full
Ordinary Shares Outstanding Immediately After This Offering	**34,000,000** Ordinary Shares (or **34,600,000** Ordinary Shares if the underwriters exercise their over-allotment option in full)
Offering Type	Initial Public Offering
Offering Price	**Between US $5.00 and US$7.00 per Ordinary Share**
Use of Proceeds	• **18 million** for fixed asset investments in Oxytetracycline API production facilities • **1.28 million** for construction of organic-waste treatment facility • **0.128 million** for fixed asset investments in Heparin Sodium Preparation facilities • **0.60 million** for marketing expenses for Gan Di Xin
Underwriter	Univest Securities, LLC

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

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About Us We are a pharmaceutical and chemical company based in China that focuses on the development, manufacture, marketing, and sales of licorice products, oxytetracycline products, traditional Chinese medicine derivatives (“TCMD”) product, heparin product, sausage casings, and fertilizers . We independently developed all of our products within our research and development department . $46.1 M Revenue (FY2019) $5.9 M Net Income (FY2019) 20+ Provinces Market Coverage 50+ Years In Operation 4 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. 21.0% Gross Margin (FY2019)

Investment Highlights Strong R&D Capability Experienced and Accomplished Leadership Team with a Proven Track Record High Production Capacity Strong Brand Recognition Unique Geographical Location and Beneficial National Policy 5 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Our Products

Product Name	Intended Use	Photos	Product Name	Intended Use	Photos
Gan Di Xin®	Used orally as antitussive and expectorant medicine.		**Heparin Sodium Preparations**	Designed for the prevention of thrombosis and embolism; treatment of diffuse intravascular coagulation (DIC) caused by various causes; and other anticoagulation purposes.	
Qilian Shan® Oxytetracycline API	Used for treating the following diseases: Rickettsia, Mycoplasma infection, Chlamydia infection, Regression fever, Brucellosis cholera, Rabbit fever and Plague.		**Zhu Xiaochang™ Sausage Casing**	Used for culinary purposes.	
Qilian Shan® Oxytetracycline Tablets	Used orally for treating the following diseases: Rickettsia, Mycoplasma infection, Chlamydia infection, Regression fever, Brucellosis cholera, Rabbit fever and Plague.		**Xiongguan™ Organic Fertilizer**	Designed as a base application fertilizer. Used to improve soil quality, increases crop yield and improves agricultural products' quality.	
Ahan® Antibacterial Paste	Rubbing ointment designed to kill Staphylococcus aureus, Candida albicans and Escherichia coli. Used to treat psoriasis, various dermatitis and eczema, mites, onychomycosis, and genital itching.		**Xiongguan™ Organic-Inorganic compound Fertilizer**	Designed as a base and top application fertilizer. Usedto improve soil structure, prevents soil compaction, increases soil's water retention capacity, improves crops' drought/cold weather resistance, and enhances crops' rooting.	

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.
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Honors & Awards 7 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Industry Overview Source: National Bureau of Statistics of China, Frost & Sullivan Report Source: Frost & Sullivan Report 8 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results Production Volume of Compound Licorice Products (the PRC), 2014 - 2023E Production Volume of Oxytetracycline (the PRC), 2014 - 2023E Volume of Effective Component of Chemical Fertilizer (the PRC), 2013 - 2022E Thousand Tons Thousand Tons 2014 - 2018 2019E - 2023E CAGR 3.2% 3.4% 2014 - 2018 2019E - 2023E CAGR 3.3% 4.6% CAGR 2013 - 2017 2018E - 2022E Total - 0.2% - 0.8% Nitrogenous Fertilizer - 1.9% - 3.1% Phosphate Fertilizer - 1.0% - 2.2% Potash Fertilizer - 0.3% - 1.8% Compound Fertilizer 1.9% 2.0%

Pharmaceutical Market Overview Major raw materials for pharmaceutical manufacturing include chemicals, animal and plant tissues, which are used to derive pharmaceutical intermediates . The production of pharmaceutical intermediates employ natural and biochemical processes, including fermentation, synthesis and extraction . Afterwards, pharmaceutical intermediates will be purified and concentrated to active pharmaceutical ingredients (API), which will be used to produce final pharmaceutical products through proportioning and packaging approved and registered with the National Medical Products Administration (NMPA) . Source: Frost & Sullivan Report The value chain of the pharmaceutical market in the PRC consists of upstream, midstream and downstream participants . The upstream of the pharmaceutical market in the PRC mainly involves suppliers of chemicals, animal and plant tissues and etc . , and API manufacturers who produce and sell active pharmaceutical ingredients (APIs) . Pharmaceutical manufacturers and pharmaceutical product distributors, as being the midstream along the value chain, manufacture and distribute final pharmaceutical products to downstream consumers . Downstream healthcare consumers can purchase pharmaceutical products from medical service providers including hospitals, clinics and etc . Note: The Company is a vertically integrated pharmaceutical and chemical company supplying both API and pharmaceutical produc ts. Source: Frost & Sullivan Report 9 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results Key Stages of Pharmaceutical Manufacturing in the PRC Fermentation, Synthesis and Extraction Flow Diagram of Pharmaceutical Manufacturing in the PRC Purification and Concentration Proportioning Packaging Chemicals Animals & Plants Pharmaceutical Intermediates Active Pharmaceutical Ingredients (API) Final Pharmaceutical Products Upstream Midstream Downstream Chemicals, animal and plant tissues supplier API manufacturers API distributors Pharmaceutical manufacturers Pharmaceutical product distributors Medical service providers Healthcare consumers The Company Direct sales Direct sales

Market Size Analysis Note: Oxytetracycline and compound licorice are categorized as chemical medicines. Source: National Bureau of Statistics of China, Frost & Sullivan Report Source: Ministry of Industry and Information Technology of China, Frost & Sullivan Report In October 25 , 2016 , the State Council of the PRC issued the “Health China 2030 Planning Outline” , as a guideline for the PRC government to establish universal health care (UHC) . From 2013 to 2017 , the total output volume of chemical medicines in the PRC rose from 2 , 633 . 0 thousand tons in 2013 to 3 , 554 . 4 thousand tons in 2017 , representing a CAGR of approximately 7 . 8 % during the period . With a series of supportive government policies including the Belt and Road Initiative and rising demand for pharmaceutical products in the PRC, the total output volume of chemical medicines in the PRC is expected to reach 5 , 252 . 8 thousand tons in 2022 , with a CAGR of approximately 8 . 2 % from 2018 , according to the National Bureau of Statistic of China and the Frost & Sullivan Report . The pharmaceutical market in the PRC started to play an increasingly large role in the global market supply, particularly in relation to active pharmaceutical ingredients (APIs) . The API market in the PRC grew significantly during the past five years . According to the Ministry of Industry and Information Technology of China, during the period from 2014 to 2018 , revenue generated from manufacturing of active pharmaceutical ingredients grew with a CAGR of approximately 10 . 7 % from RMB 424 . 0 billion in 2014 to RMB 637 . 6 billion in 2018 . With the increasing demand from downstream manufacturers of chemical medicines, it is expected that the revenue from the manufacturing of active pharmaceutical ingredients will reach RMB 1 , 106 . 7 billion in 2023 , representing a CAGR of approximately 11 . 8% . 10 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results Output of Chemical Medicines (the PRC), 2013 - 2022E CAGR 2013 - 2017 2018E - 2022E Chemical Medicines 7.8% 8.2% Thousand Tons Revenue of Manufacturing of API (the PRC), 2014 - 2023E CAGR 2014 - 2018 2019E - 2023E API 10.7% 11.8% Billion RMB

Market Drivers 11 Improving Regulation System (1) Favorable & Supportive Government Policies (1) (2) Improving Crop Yields (2) Expanding Aging Population (1) Rising Healthcare Awareness (1) See offering documents for further risks and disclosures . There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Note: (1) Market Drivers for Heparin Sodium Products Market (2) Market Drivers for Organic Fertilizer Market

Competitive Landscape The pharmaceutical market in the PRC relies heavily on professionals and talents for medicine research, development and production . Therefore, access to industry professionals serve as a key entry barrier for new market entrants without tracking records and the ability to attract professionals . • According to the Frost & Sullivan Report, the pharmaceutical market in the PRC is highly fragmented with more than 4 , 000 pharmaceutical companies and a total market size of RMB 1 , 430 . 4 billion in terms of sales in 2017 . • In 2017 , the top 20 pharmaceutical companies accounted for 20 . 5 % of the total pharmaceutical market in the PRC . In particular, major market participants in the oxytetracycline, compound licorice and heparin sodium markets are small and medium companies with no particular market leader with significant market share to dominate or influence these markets . Established market participants generally possess good business relationship with their upstream suppliers and downstream customers, which enable them to source raw materials and provide desired products and services, and even obtain information on recent market trends . Pharmaceutical companies generally require significant investment in the research and development of new products, expanding along the industry value chain, upgrading of manufacturing and production facilities, and recruiting industry professionals and talents . Established market participants tend to have sufficient capital investment and a good track record to raise funds, which in contrast will hinder the development of new market entrants . Entry Barrier Access to Industry Professionals 12 See offering documents for further risks and disclosures . There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Established Business Relationship Significant Capital Investment

Competitive Advantages Recognized Brand Name • With over 50 years of history , “Qilian Shan ( 祁连山 )” is a well - known medical and chemical industrial brand in China . • Received many awards and qualifications from government agencies such as the Famous Trademark of Gansu Province award and Gansu Province “Specialized New Technology” status . Unique Geographical Location And Beneficial National Policy • Gansu QLS, our operating subsidiary, enjoys unique business and policy advantages as a result of the Belt and Road Initiative . Such advantages include exemptions for land transaction fees, exemptions for newly added construction land users’ fees, exemptions for enterprise income tax, and priorities in using certain public lands . • Our operating entities enjoy high quality, low cost, and abundant local resources due to their locations in remote Western China, which enable them to more fully allocate their financial resources on improving production technologies, advancing research and development, and guaranteeing quality control procedures . Strong Research And Development Capability • Demonstrated success in using sophisticated methods and technologies to develop innovative products . Successfully developed two innovative products , Gan Di Xin® and Ahan® Antibacterial Paste, both of which have been commercialized . • A strong technical team of 70 highly qualified individuals with 14 individuals dedicated to the Company’s R&D projects . 17 engineers , 2 senior engineer and 18 individuals with bachelor’s and advanced degrees in our technical team . High Production Capacity • A maximum annual production capacity of 4 , 000 tons of oxytetracycline APIs, 3 billion oxytetracycline tablets, 1 , 000 tons of licorice extracts and liquid extracts, 5 , 000 kilograms of Heparin Sodium Preparations, 4 million sausage casings and 100 , 000 tons of fertilizers . • We have the largest fermentation and extraction manufacturing units in the country . Experienced And Accomplished Leadership Team With a Proven Track Record • Experienced management team, and most of members possess more than a decade of pharmaceutical, biomedical, chemical and related industry experience . • Leadership team is well - positioned to lead us through development, regulatory approval and commercialization of our future products . In addition, our management team has extensive R&D, manufacturing and product commercialization experience in the Chinese biomedical and chemical industry . 13 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Business Strategies Gan Di Xin® • Further enhance market awareness of Gan Di Xin® brand in the PRC markets . • Conduct a pilot marketing program in Gansu Province, and then reach a larger customer base in other provinces with wider insurance coverage product offerings by enrolling Gan Di Xin® in the National Medical Insurance Coverage Program . Qilian Shan® Oxytetracycline API • Increase oxytetracycline API production capabilities and hire additional experienced marketing specialists in order to carry out the strategic expansions into more geographical markets in China . • Prioritize investment in infrastructure capabilities in order to support the strategic expansions into additional geographical markets in China . • Relocate current oxytetracycline API production facilities and purchase additional state - of - the - art manufacturing facilities to further increase our production capacity . Xiongguan TM Organic Fertilizer • Build an organic waste treatment facility with the capability to process 36 , 000 tons of oxytetracycline slags, 1 , 400 tons of sludge, 68 , 000 tons of livestock and poultry manure, 54 , 000 tons of straw wastes, and 7 , 000 tons of vegetable wastes every year . • This organic waste treatment facility will allow us to increase fertilizer production capacity through turning waste into high quality production materials, which will reduce the cost of our organic fertilizer production while increasing the efficiency of our organic fertilizer production each year . Heparin Sodium Preparation • Upgrade the production efficiency of our existing manufacturing facilities . • Increase our production lines for Heparin Sodium Preparation . • Our goal is to increase our heparin sodium preparation’s production capacity to one billion tons per year in three years . 14 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Corporate Structure


Zhanchang Xin
Zhijiu Holdings Ltd. (British Virgin Islands)
GandiKang Holdings Ltd. (British Virgin Islands)
Ahanzhai Development Co., Ltd. (British Virgin Islands)
Public Shareholders
Pre-IPO%/Post-IPO%
46.13%/40.7%
23.77%/20.97%
22.39%/19.76%
6.13%/5.4%
0%/11.76%
Qilian International Holding Group Limited (Cayman Islands)
100%
Qilian International (Hong Kong) Holdings Limited (Hong Kong)
100%
Offshore
Onshore
Chengdu Qilian Trading Co., Ltd. (PRC)
Contractual Arrangements
155 Shareholders of Gansu Qilianshan Pharmaceutical Co., Ltd.
98.297%
Gansu Qilianshan Pharmaceutical Co., Ltd. (PRC)
71.75%
75%
Chengdu Qilianshan Biotechnology Co., Ltd. (PRC)
Jiuquan Ahan Biotechnology Co., Ltd. (PRC)
100%
100%
100%
Jiuquan Qiming Biotechnology Co., Ltd. (PRC)
Tibet Cangmen Trading Co., Ltd. (PRC)
Tibet Samen Trading Co., Ltd. (PRC)

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

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Management Team & Directors



Zhanchang Xin, *Chairman of the Board of Directors, Chief Executive Officer, Acting Principal Financial Officer*

Mr. Zhanchang Xin has been our Chairman of the Board and Chief Executive Officer since our formation. Since August 2006, Mr. Xin has served as Chairman of the Board for Gansu Qilianshan Pharmaceutical Co. Ltd. ("Gansu QLS"). Mr. Xin has over 30 years of research and engineering experience in the pharmaceutical industry. He has worked for Gansu QLS for 33 years and has published pharmaceutical research papers in Chinese medical journals such as "China Medical Industry Journal" and "Gansu Pharmaceutical". Mr. Xin received a Bachelor Degree in Pharmacy from the School of Medicine at Lanzhou University. Mr. Xin received his Master Degree in Business Administration from Beijing Technology and Business University.



Haiping Shi, *Directors Nominee*

Ms. Haipin Shi will be appointed as our Director upon closing of this offering. Since April 2018, Ms. Shi has served as the Chief Financial Officer and Head of the Financial Department for Gansu QLS. From February 2014 to March 2018, Ms. Shi served as the Head of the Financial Department for Gansu QLS. From February 2012 to January 2014, Ms. Shi served as the Deputy Head of the Financial Department of Gansu QLS. Ms. Shi received a degree from Gansu Radio and Television University. She received an Accounting Intermediate Qualification Certificate awarded by China's Ministry of Human Resources and Social Security and China's Ministry of Finance.



Lina Lu, *Independent Director Nominee*

Ms. Lina Lu will be appointed as our Independent Director, within the meaning of the NYSE corporate governance rules, upon the closing of this offering. Since January 2017, Ms. Lu has worked as Risk Manager at Asia Equity Exchange, Inc. From December 2010 to December 2016, Ms. Lu worked in the Financial Department at Torin Jacks, Inc. Ms. Lu holds a Bachelor's Degree from Beijing International Finance University. Ms. Lu earned her Degree of Master of Business Administration from University of California, Irvine.



Ming Jing, *Independent Director Nominee*

Mr. Ming Jing will be appointed as our Independent Director, within the meaning of the NYSE corporate governance rules, upon the closing of this offering. Since 2003, Mr. Jing has been a professor, doctorate degree tutor and associate Dean of the School of Pharmacy at Gansu University of Traditional Chinese Medicine. Mr. Jing published more than seventy research papers in prominent science journals such as Science Citation Index (SCI) and Chinese Science Citation Database (CSCD). To date, Mr. Jing has also obtained 6 National Patent Certificates as a first inventor. Mr. Jing earned a Bachelor's Degree from Lanzhou University in 1986.



Li Han, *Independent Director Nominee*

Ms. Li Han will be appointed as our Independent Director, within the meaning of the NYSE corporate governance rules, upon the closing of this offering. Since July 2003, she has been a professor and doctorate degree tutor at the School of Pharmacy, Chengdu University of Traditional Chinese Medicine. She earned her Bachelor's Degree in Medicine from Lanzhou University. In the past years, Ms. Han has published and co-authored 22 books and has led 7 national level research projects. Ms. Han earned her Master's Degree in Pharmaceutics from Chengdu University of Traditional Chinese Medicine. She obtained a Doctorate Degree in Chinese Pharmacy from Chengdu University of Traditional Chinese Medicine.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

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Financial Highlights 17 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Financial Highlights 18 Gross Margin by Category For the years ended September 30 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results. Gross Margin by Category For the years ended September 30

Contact Edric Guo COO Email: yguo@univest.us Tel: +1 - 646 - 775 - 0000 Address: 375 Park Avenue, 15th Floor New York, NY 10152, USA Ascent Investor Relations LLC Tina Xiao President Email: tina.xiao@ascent - ir.com Tel: +1 - 917 - 609 - 0333 Address: 733 Third Avenue, 16th Floor New York, NY 10017, USA Qilian International Holding Group Limited Univest Securities, LLC. 19